SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

HOME PRODUCTS INTERNATIONAL, INC.

(Name of Issuer)

HOME PRODUCTS INTERNATIONAL, INC.

JRT ACQUISITION, INC.

JAMES R. TENNANT

(Name of the Person(s) Filing Statement))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

437305-10-5

(CUSIP Number of Class of Securities)

James E. Winslow Chief Financial Officer and Executive Vice President Home Products International, Inc. 4501 West 47th Street Chicago, Illinois 60632 (312) 890-1010	Maryann A. Waryjas, Esq. Mark D. Wood, Esq. Katten Muchin Zavis Rosenman 525 West Monroe Street Suite 1600 Chicago, Illinois 60661 (312) 902-5200

James R. Tennant President JRT Acquisition, Inc. c/o Home Products International, Inc. 4501 West 47th Street Chicago, Illinois 60632 (312) 890-1010	Michael A. Nemeroff, Esq. Vedder, Price, Kaufman & Kammholz, P.C. 222 North LaSalle Street Suite 2600 Chicago, Illinois 60601-1003 (312) 609-7500

(Name, Address and Telephone Number of Person(s) Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e- 3(c) under the Securities Exchange Act of 1934.

b.	☐ The filing of a registration statement under the Securities Act of 1933.

c.	☐ A tender offer.

d.	☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies.  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction.  ☐

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$11,915,871	$1510

*	The transaction valuation is based upon the aggregate merger consideration of $1.50 to be paid to the stockholders of Home Products International, Inc.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, equals $126.70 per million dollars of transaction valuation.

☒	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1510

Form or Registration No.:	Schedule 14A

Filing Party:	Home Products International, Inc.

Date Filed:	July 6, 2004

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being jointly filed by: (1) Home Products International, Inc., a Delaware corporation (“Home Products” or the “Company”) and the issuer of the equity securities that are the subject of the Rule 13e-3 transaction; (2) JRT Acquisition, Inc., a Delaware corporation (“Acquisition”); and (3) James R. Tennant, the sole stockholder and executive officer of Acquisition (collectively, the “Filing Persons”).

Pursuant to an agreement and plan of merger, dated as of June 2, 2004 (the “Merger Agreement”) by and between Home Products and Acquisition, Acquisition will merge with and into Home Products, and Home Products will be the surviving company. Upon completion of the merger contemplated by the Merger Agreement, each issued and outstanding share of Home Products common stock (including any associated rights thereto) will be converted into the right to receive $1.50 in cash without interest (together, the “Merger Consideration”), except for shares of Home Products common stock held by Home Products’ stockholders who properly assert their appraisal rights who will not receive the Merger Consideration but instead will be subject to appraisal in accordance with Delaware law. Upon completion of the merger, the sole stockholder of Acquisition immediately prior to the effective time of the merger will own 100% of Home Products’ outstanding post-merger equity.

Concurrently with the filing of this Schedule 13E-3, Home Products is filing an amended preliminary proxy statement (the “Proxy Statement”), a definitive version of which Home Products will use to notify its stockholders of, and solicit proxies from its stockholders for, a special meeting for the purpose of voting on whether or not to approve and adopt the Merger Agreement and approve the merger contemplated therein. Home Products has supplied all information contained in the Proxy Statement and this Schedule 13E-3 relating to Home Products, its subsidiaries and their respective directors, officers and affiliates; Acquisition has supplied all information contained in the Proxy Statement and this Schedule 13E-3 relating to Acquisition and its stockholder, officer and affiliates.

The information set forth in the Proxy Statement, including all schedules and exhibits thereto, is hereby expressly incorporated herein by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the exhibits thereto.

Item 1. Summary Term Sheet.

The information contained in the sections entitled “SUMMARY TERM SHEET” and “QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING” in the Proxy Statement is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The information contained in the section entitled “SUMMARY TERM SHEET—THE PARTIES” in the Proxy Statement is incorporated herein by reference.

(b) Securities. The information contained in the section entitled “MANAGEMENT—SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT” in the Proxy Statement is incorporated herein by reference.

(c) Trading Market and Price. The information contained in the section entitled “PRICE RANGE OF OUR COMMON STOCK” in the Proxy Statement is incorporated herein by reference.

(d) Dividends. The information contained in the section entitled “DIVIDEND POLICY” in the Proxy Statement is incorporated herein by reference.

(e) Prior Public Offerings. Not applicable.

(f) Prior Stock Purchases. The information contained in the section entitled “MANAGEMENT—STOCK PURCHASES BY US AND OUR DIRECTORS AND OFFICERS” in the Proxy Statement is incorporated herein by reference.

Item 3. Identity and Background of the Filing Persons.

(a)-(c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons. The information contained in the sections entitled “SUMMARY TERM SHEET—THE PARTIES,” “MANAGEMENT—SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT” and “INFORMATION ABOUT JRT” in the Proxy Statement is incorporated herein by reference.

The Sole Stockholder and Executive Officer of Acquisition. Set forth below is the (i) name, (ii) address, (iii) current principal occupation or employment, and the name, principal business and address of any corporation or other organization in which the employment or occupation is conducted and (iv) material occupations, positions, offices or employment during the past five years, and the name, principal business and address of any corporation or other organization in which the occupation, position, office or employment was carried on, of the sole stockholder and executive officer of Acquisition.

James R. Tennant is a United States citizen and his business address is 4501 West 47th Street, Chicago, Illinois 60632. Mr. Tennant’s present principal occupation is that of Chairman of the Board and Chief Executive Officer of Home Products. Mr. Tennant has served in such positions since April 1994. Mr. Tennant has been a director of Home Products since December of 1992. Mr. Tennant is also a director of Hines Horticulture, Inc., a publicly held company located at 12621 Jeffrey Road, Irvine, California 92620 which is one of the largest commercial nursery operations in North America, and SNAP laboratories, a private company located at 5210 Capital Drive, Wheeling, Illinois 60090, which specializes in the research of sleep disorders. Since its inception on February 6, 2004, Mr. Tennant has been the sole stockholder and executive officer of Acquisition.

Directors and Executive Officers of Home Products. Set forth below is the (i) name, (ii) address, (iii) current principal occupation or employment, and the name, principal business and address of any corporation or other organization in which the employment or occupation is conducted, and (iv) material occupations, positions, offices or employment during the past five years, and the name, principal business and address of any corporation or other organization in which the occupation, position, office or employment was carried on, of each director and executive officer of Home Products.

Charles R. Campbell is a United States citizen and his business address is 4501 West 47th Street, Chicago, Illinois 60632. Mr. Campbell has served as a director of the Company since September 1994. Since 1996 Mr. Campbell has been a principal with the Everest Group, a management consulting firm located at 20 N. Wacker, Chicago, Illinois 60606. Mr. Campbell is also a director of Federal Signal Corporation, a diversified manufacturer of capital goods and a publicly held company located at 1415 W. 22nd Street, Oak Brook, Illinois 60523.

Daniel B. Shure is a United States citizen and his business address is 4501 West 47th Street, Chicago, Illinois 60632. Mr. Shure has served as a director of the Company since December 1994. Since 1988, Mr. Shure has been President and Chief Executive Officer of Strombecker Corporation, an international toy manufacturer and distributor located at 700 N. Sacramento Boulevard, Chicago, Illinois 60612. Since February 2002, Mr. Shure has also served as Chairman of the Board of Strombecker Corporation. Mr. Shure is also a director of wolfcraft, Inc., a private company located at 333 Swift Rd., Addison, Illinois 60101, which specializes in manufacturing and supplying hardware products.

Joel D. Spungin is a United States citizen and his business address is 4501 West 47th Street, Chicago, Illinois 60632. Mr. Spungin has served as a director of the Company since September 1996. Since 1995, Mr. Spungin has been President of DMS Enterprises, a management advisory and investment company. Mr. Spungin is also a director of AAR Corporation, a publicly held company located at One AAR Place, 1100 North Wood Dale Place, Wood Dale, Illinois 60191, which specializes in servicing the aviation industry.

James E. Winslow is a United States citizen and his business address is 4501 West 47th Street, Chicago, Illinois 60632. Mr. Winslow’s present principal occupation is that of Chief Financial Officer, Secretary and Executive Vice President of Home Products. Mr. Winslow was named Executive Vice President in October 1996. Mr. Winslow joined Home Products as Chief Financial Officer and senior vice president in November 1994.

Peter Graves is a United States citizen and his business address is 4501 West 47th Street, Chicago, Illinois 60632. Mr. Graves has served as the Company’s senior vice president, sales since January 2004. Mr. Graves served as the Company’s senior vice president, sales and marketing from April 2001 until January 2004. From June 1999 until April 2001, Mr. Graves was the Company’s senior vice president, marketing. Prior thereto, Mr. Graves served in various other capacities since joining the Company in 1981.

Joseph Lacambra is a United States citizen and his business address is 4501 West 47th Street, Chicago, Illinois 60632. Mr. Lacambra has served as the Company’s senior vice president, operations since June 1999. Mr. Lacambra joined the Company as vice president, operations in November 1997.

Charles F. Avery, Jr. is a United States citizen and his business address is 4501 West 47th Street, Chicago, Illinois 60632. Mr. Avery has served as the Company’s senior vice president, finance since January 2000. Mr. Avery joined the Company as vice president, finance in August, 1998.

During the last five years, none of the Filing Persons and none of the directors and executive officers of the Filing Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 4. Terms of the Transaction.

(a)(1) Tender Offers. Not applicable.

(a)(2)(i) Transaction Description. The information contained in the sections entitled “SUMMARY TERM SHEET—THE MERGER AND THE MERGER AGREEMENT,” “QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING,” “THE MERGER—GENERAL DESCRIPTION OF THE MERGER” and “THE MERGER AGREEMENT” in the Proxy Statement is incorporated herein by reference.

(a)(2)(ii) Consideration. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING,” “THE MERGER—GENERAL DESCRIPTION OF THE MERGER” and “THE MERGER—PAYMENT OF PER SHARE CONSIDERATION” in the Proxy Statement is incorporated herein by reference.

(a)(2)(iii) Reasons for Transaction. The information contained in the sections entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING,” “SPECIAL FACTORS—BACKGROUND OF THE MERGER,” “—REASONS FOR THE SPECIAL COMMITTEE’S DETERMINATION AND RECOMMENDATION; FAIRNESS OF THE MERGER,” “—REASONS FOR THE BOARD OF DIRECTORS’ DETERMINATION AND

RECOMMENDATION; FAIRNESS OF THE MERGER,” “—POSITION OF THE JRT GROUP AS TO THE FAIRNESS OF THE MERGER,” “—PURPOSES OF THE MERGER” and “—EFFECTS OF THE MERGER” in the Proxy Statement is incorporated herein by reference.

(a)(2)(iv) Vote Required for Approval. The information contained in the sections entitled “SUMMARY TERM SHEET—THE SPECIAL MEETING,” “QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING,” “THE SPECIAL MEETING—QUORUM; REQUIRED VOTES,” “—WHO CAN VOTE AT THE SPECIAL MEETING” and “THE MERGER AGREEMENT—CONDITIONS TO CONSUMMATION OF THE MERGER” in the Proxy Statement is incorporated herein by reference.

(a)(2)(v) Differences in the Rights of Security Holders. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING,” “SPECIAL FACTORS—EFFECTS OF THE MERGER” and “THE MERGER—INTERESTS OF CERTAIN PERSONS IN THE MERGER; POTENTIAL CONFLICTS OF INTEREST” in the Proxy Statement is incorporated herein by reference.

(a)(2)(vi) Accounting Treatment. The information contained in the section entitled “THE MERGER—ACCOUNTING TREATMENT” in the Proxy Statement is incorporated herein by reference.

(a)(2)(vii) Income Tax Consequences. The information contained in the sections entitled “THE MERGER—MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES” in the Proxy Statement is incorporated herein by reference.

(c) Different Terms. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING,” “SPECIAL FACTORS—EFFECTS OF THE MERGER” and “THE MERGER—INTERESTS OF CERTAIN PERSONS IN THE MERGER; POTENTIAL CONFLICTS OF INTEREST” in the Proxy Statement is incorporated herein by reference.

(d) Appraisal Rights. The information contained in the sections entitled “SUMMARY TERM SHEET—APPRAISAL RIGHTS,” “QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING,” “THE MERGER—APPRAISAL RIGHTS” in the Proxy Statement is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders. The information contained in the sections entitled “THE SPECIAL MEETING—QUORUM; REQUIRED VOTES,” “— WHO CAN VOTE AT THE SPECIAL MEETING,” “THE MERGER—APPRAISAL RIGHTS” and “WHERE YOU CAN FIND MORE INFORMATION” in the Proxy Statement is incorporated herein by reference.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions. The information contained in the sections entitled “THE MERGER—INTERESTS OF CERTAIN PERSONS IN THE MERGER; POTENTIAL CONFLICTS OF INTEREST” and “MANAGEMENT—STOCK PURCHASES BY US AND OUR DIRECTORS AND OFFICERS” in the Proxy Statement is incorporated herein by reference.

(b), (c) Significant Corporate Events; Negotiations or Contacts. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING,” “SPECIAL FACTORS—BACKGROUND OF THE MERGER,” “—EFFECTS OF THE MERGER,” “THE MERGER—INTERESTS OF CERTAIN PERSONS IN THE MERGER; POTENTIAL CONFLICTS OF INTEREST” and “MANAGEMENT—STOCK PURCHASES BY US AND OUR DIRECTORS AND OFFICERS” in the Proxy Statement is incorporated herein by reference.

(e) Agreements Involving the Subject Company’s Securities. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING,” “SPECIAL FACTORS—BACKGROUND OF THE MERGER,” “—EFFECTS OF THE MERGER” “THE MERGER—INTERESTS OF CERTAIN PERSONS IN THE MERGER; POTENTIAL CONFLICTS OF INTEREST” and “—THE VOTING AGREEMENT” in the Proxy Statement is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(b) Use of Securities Acquired. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING,” “SPECIAL FACTORS—EFFECTS OF THE MERGER” and “THE MERGER AGREEMENT” in the Proxy Statement is incorporated herein by reference.

(c) Plans. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING,” “SPECIAL FACTORS—EFFECTS OF THE MERGER,” “—ACQUIRER’S PLANS.” “THE MERGER—INTERESTS OF CERTAIN PERSONS IN THE MERGER; POTENTIAL CONFLICTS OF INTEREST,” “—INDENTURE,” “DELISTING AND DEREGISTRATION OF HOME PRODUCTS STOCK AFTER THE MERGER” and “THE MERGER AGREEMENT” in the Proxy Statement is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

(a), (c) Purposes; Reasons. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING,” “SPECIAL FACTORS—BACKGROUND OF THE MERGER,” “—REASONS FOR THE SPECIAL COMMITTEE’S DETERMINATION AND RECOMMENDATION; FAIRNESS OF THE MERGER,” “—REASONS FOR THE BOARD OF DIRECTORS’ DETERMINATION AND RECOMMENDATION; FAIRNESS OF THE MERGER,” “—POSITION OF THE JRT GROUP AS TO THE FAIRNESS OF THE MERGER” and “—PURPOSES OF THE MERGER” and in the Proxy Statement is incorporated herein by reference.

(b) Alternatives. The information contained in the sections entitled “SPECIAL FACTORS—BACKGROUND OF THE MERGER,” “—REASONS FOR THE SPECIAL COMMITTEE’S DETERMINATION AND RECOMMENDATION; FAIRNESS OF THE MERGER,” “—REASONS FOR THE BOARD OF DIRECTORS’ DETERMINATION AND RECOMMENDATION; FAIRNESS OF THE MERGER” and “—POSITION OF THE JRT GROUP AS TO THE FAIRNESS OF THE MERGER” in the Proxy Statement is incorporated herein by reference.

(d) Effects. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING,” “SPECIAL FACTORS—EFFECTS OF THE MERGER,” “— ACQUIRER’S PLANS,” “THE MERGER—INTERESTS OF CERTAIN PERSONS IN THE MERGER; POTENTIAL CONFLICTS OF

INTEREST,” “—ESTIMATED FEES AND EXPENSES OF THE MERGER,” “—MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES,” “—ACCOUNTING TREATMENT,” “—DELISTING AND DEREGISTRATION OF HOME PRODUCTS STOCK AFTER THE MERGER” and “THE MERGER AGREEMENT” in the Proxy Statement is incorporated herein by reference.

Item 8. Fairness of the Transaction.

(a), (b) Fairness; Factors Considered in Determining Fairness. The information contained in the sections entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING,” “SPECIAL FACTORS—BACKGROUND OF THE MERGER,” “—REASONS FOR THE SPECIAL COMMITTEE’S DETERMINATION AND RECOMMENDATION; FAIRNESS OF THE MERGER,” “—REASONS FOR THE BOARD OF DIRECTORS’ DETERMINATION AND RECOMMENDATION; FAIRNESS OF THE MERGER,” “—OPINION OF THE SPECIAL COMMITTEE’S FINANCIAL ADVISOR”, “—POSITION OF THE JRT GROUP AS TO THE FAIRNESS OF THE MERGER,” and “—PURPOSES OF THE MERGER” in the Proxy Statement, and APPENDIX B to the Proxy Statement is incorporated herein by reference.

(c) Approval of Security Holders. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING,” “THE SPECIAL MEETING—QUORUM; REQUIRED VOTES,” “SPECIAL FACTORS—REASONS FOR THE SPECIAL COMMITTEE’S DETERMINATION AND RECOMMENDATION; FAIRNESS OF THE MERGER,” “—REASONS FOR THE BOARD OF DIRECTORS’ DETERMINATION AND RECOMMENDATION; FAIRNESS OF THE MERGER,” “—POSITION OF THE JRT GROUP AS TO THE FAIRNESS OF THE MERGER,” “THE MERGER AGREEMENT—CONDITIONS TO CONSUMMATION OF THE MERGER” and “—TERMINATION OF THE MERGER AGREEMENT” in the Proxy Statement is incorporated herein by reference.

(d) Unaffiliated Representative. The information contained in the sections entitled “SPECIAL FACTORS—BACKGROUND OF THE MERGER,” “—REASONS FOR THE SPECIAL COMMITTEE’S DETERMINATION AND RECOMMENDATION; FAIRNESS OF THE MERGER” and “—OPINION OF THE SPECIAL COMMITTEE’S FINANCIAL ADVISOR” in the Proxy Statement is incorporated herein by reference.

(e) Approval of Directors. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING,” “SPECIAL FACTORS—BACKGROUND OF THE MERGER,” “—REASONS FOR THE SPECIAL COMMITTEE’S DETERMINATION AND RECOMMENDATION; FAIRNESS OF THE MERGER” and “—REASONS FOR THE BOARD OF DIRECTORS’ DETERMINATION AND RECOMMENDATION; FAIRNESS OF THE MERGER” in the Proxy Statement is incorporated herein by reference.

(f) Other Offers. The information contained in the sections entitled “SPECIAL FACTORS—BACKGROUND OF THE MERGER,” “—REASONS FOR THE SPECIAL COMMITTEE’S DETERMINATION AND RECOMMENDATION; FAIRNESS OF THE MERGER” and “—REASONS FOR THE BOARD OF DIRECTORS’ DETERMINATION AND RECOMMENDATION; FAIRNESS OF THE MERGER” in the Proxy Statement is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Negotiations.

(a)-(c) Report, Opinion, or Appraisal; Preparer and Summary of the Report; Availability of Documents. The information contained in the sections entitled “SPECIAL FACTORS—BACKGROUND OF THE MERGER,” “—REASONS FOR THE SPECIAL COMMITTEE’S DETERMINATION AND RECOMMENDATION; FAIRNESS OF THE MERGER,” “—REASONS FOR THE BOARD OF DIRECTORS’ DETERMINATION AND RECOMMENDATION; FAIRNESS OF THE MERGER,” “—OPINION OF THE SPECIAL COMMITTEE’S FINANCIAL ADVISOR” and “WHERE YOU CAN FIND MORE INFORMATION” in the Proxy Statement and APPENDIX B to the Proxy Statement is incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration.

(a), (b), (d) Source of Funds; Conditions; Borrowed Funds. The information contained in the sections entitled “SUMMARY TERM SHEET—MERGER FINANCING,” and “THE MERGER—MERGER FINANCING” in the Proxy Statement is incorporated herein by reference.

(c) Expenses. The information contained in the sections entitled “THE MERGER—ESTIMATED FEES AND EXPENSES OF THE MERGER” and “THE MERGER AGREEMENT—PAYMENT OF FEES AND EXPENSES” in the Proxy Statement is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information contained in the sections “MANAGEMENT—SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT” and “—STOCK PURCHASES BY US AND OUR DIRECTORS AND OFFICERS” in the Proxy Statement is incorporated herein by reference.

(b) Securities Transactions. The information contained in the section entitled “MANAGEMENT—STOCK PURCHASES BY US AND OUR DIRECTORS AND OFFICERS” in the Proxy Statement is incorporated herein by reference.

Item 12. The Solicitation or Recommendation.

(d) Intent to Tender or Vote in a Going-Private Transaction. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING,” “THE SPECIAL MEETING—QUORUM; REQUIRED VOTES,” “THE MERGER—INTERESTS OF CERTAIN PERSONS IN THE MERGER; POTENTIAL CONFLICTS OF INTEREST” and “—VOTING AGREEMENT” in the Proxy Statement is incorporated herein by reference.

(e) Recommendations to Others. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING,” “SPECIAL FACTORS—REASONS FOR THE SPECIAL COMMITTEE’S DETERMINATION AND RECOMMENDATION; FAIRNESS OF THE MERGER,” “—REASONS FOR THE BOARD OF DIRECTORS’ DETERMINATION AND RECOMMENDATION; FAIRNESS OF THE MERGER,” “—POSITION OF THE JRT GROUP AS TO THE FAIRNESS OF THE MERGER” and “—OPINION OF THE SPECIAL COMMITTEE’S FINANCIAL ADVISOR” in the Proxy Statement and APPENDIX B to the Proxy Statement is incorporated herein by reference.

Item 13. Financial Statements.

(a) Financial Information. The information contained in the sections entitled “SELECTED CONSOLIDATED FINANCIAL DATA” and “INCORPORATION OF CERTAIN INFORMATION BY REFERENCE” in the Proxy Statement is incorporated herein by reference, including information and disclosures contained in Home Products’ most recent Annual Report on Form 10-K, attached as APPENDIX F to the Proxy Statement and its Quarterly Report on Form 10-Q for the three months ended March 27, 2004, attached as APPENDIX G to the Proxy Statement.

(b) Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a), (b) Solicitations or Recommendations; Employees and Corporate Assets. The information contained in the sections entitled “THE SPECIAL MEETING—PROXY SOLICITATION,” “SPECIAL FACTORS—BACKGROUND OF THE MERGER,” “—OPINION OF THE SPECIAL COMMITTEE’S FINANCIAL ADVISOR” and “THE MERGER—ESTIMATED FEES AND EXPENSES OF THE MERGER” in the Proxy Statement and APPENDIX B to the Proxy Statement is incorporated herein by reference.

Item 15. Additional Information.

(b) Other Material Information. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING,” “THE MERGER—CERTAIN LEGAL MATTERS” and “—INDENTURE” in the Proxy Statement is incorporated herein by reference.

Item 16. Exhibits.

(a)(1) Not applicable.

(a)(2) Form of Proxy Card, as filed with the Securities and Exchange Commission on July 6, 2004 is incorporated herein by reference.

(a)(3) An amended preliminary proxy statement on Schedule 14A, together with preliminary copies of the notice and letter to Home Products’ stockholders, as filed with the Securities and Exchange Commission on August     , 2004 is incorporated herein by reference.

(a)(4) Not applicable.

(a)(5) Press Release dated June 2, 2004 (included as Exhibit 99.3 to the Report on Form 8-K filed by Home Products on June 3, 2004 and is incorporated herein by reference).

(b) Not applicable.

(c)(1) Fairness Opinion of Mesirow Financial, Inc., dated as of June 2, 2004 (incorporated herein by reference to Appendix B to the Proxy Statement).

(c)(2)(A) Presentation of Mesirow Financial, Inc. to the Special Committee of the Board of Directors, dated January 13, 2004.

(c)(2)(B) Presentation of Mesirow Financial, Inc. to the Special Committee of the Board of Directors, dated February 23, 2004.

(c)(2)(C) Presentation of Mesirow Financial, Inc. to the Special Committee of the Board of Directors, dated March 8, 2004.

(c)(2)(D) Presentation of Mesirow Financial, Inc. to the Special Committee of the Board of Directors, dated March 17, 2004.

(c)(2)(E) Presentation of Mesirow Financial, Inc. to the Special Committee of the Board of Directors, dated April 14, 2004.

(c)(2)(F) Presentation of Mesirow Financial, Inc. to the Special Committee of the Board of Directors, dated May 24, 2004.

(d)(1) Agreement and Plan of Merger dated as of June 2, 2004, by and between Home Products International, Inc. and JRT Acquisition, Inc. (incorporated herein by reference to Appendix A to the Proxy Statement).

(d)(2) Voting Agreement dated as of June 2, 2004, by and between Home Products International, Inc. and James R. Tennant (incorporated herein by reference to Appendix E to the Proxy Statement).

(f) Delaware General Corporation Law—Section 262 (incorporated herein by reference to Appendix D to the Proxy Statement).

(g) Not applicable.

SIGNATURES

After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2004	HOME PRODUCTS INTERNATIONAL, INC.

	By:	/S/ JAMES E. WINSLOW
James E. Winslow Chief Financial Officer and Executive Vice President

Dated: August 19, 2004	JRT ACQUISITION, INC.

	By:	/S/ JAMES R. TENNANT
James R. Tennant President

Dated: August 19, 2004		/S/ JAMES R. TENNANT
James R. Tennant

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

(a)(1)	Not applicable.

(a)(2)	Form of Proxy Card, as filed with the Securities and Exchange Commission on August , 2004 is incorporated herein by reference.

(a)(3)	An amended preliminary proxy statement on Schedule 14A, together with preliminary copies of the notice and letter to Home Products’ stockholders, as filed with the Securities and Exchange Commission on August , 2004 is incorporated herein by reference.

(a)(4)	Not applicable.

(a)(5)	Press Release dated June 2, 2004 (included as Exhibit 99.3 to the Report on Form 8-K filed by Home Products on June 3, 2004 and is incorporated herein by reference).

(b)	Not applicable.

(c)(1)	Fairness Opinion of Mesirow Financial, Inc., dated as of June 2, 2004 (incorporated herein by reference to Appendix B to the Proxy Statement).

(c)(2)(A)	Presentation of Mesirow Financial, Inc. to the Special Committee of the Board of Directors, dated January 13, 2004.

(c)(2)(B)	Presentation of Mesirow Financial, Inc. to the Special Committee of the Board of Directors, dated February 23, 2004.

(c)(2)(C)	Presentation of Mesirow Financial, Inc. to the Special Committee of the Board of Directors, dated March 8, 2004.

(c)(2)(D)	Presentation of Mesirow Financial, Inc. to the Special Committee of the Board of Directors, dated March 17, 2004.

(c)(2)(E)	Presentation of Mesirow Financial, Inc. to the Special Committee of the Board of Directors, dated April 14, 2004.

(c)(2)(F)	Presentation of Mesirow Financial, Inc. to the Special Committee of the Board of Directors, dated May 24, 2004.

(d)(1)	Agreement and Plan of Merger dated as of June 2, 2004, by and between Home Products International, Inc. and JRT Acquisition, Inc. (incorporated herein by reference to Appendix A to the Proxy Statement).

(d)(2)	Voting Agreement dated as of June 2, 2004, by and between Home Products International, Inc. and James R. Tennant (incorporated herein by reference to Appendix E to the Proxy Statement).

(f)	Delaware General Corporation Law—Section 262 (incorporated herein by reference to Appendix D to the Proxy Statement).

(g)	Not applicable.